Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

STREAMLINE HEALTH SOLUTIONS, INC.

STREAMLINE HEALTH SOLUTIONS, INC., a Delaware corporation (the “Corporation”), does hereby certify that:

FIRST: The Certificate of Incorporation, as filed with the Secretary of State of the Delaware on February 7, 1996, and subsequently amended on June 26, 2006, August 19, 2014, and May 24, 2021, is hereby amended by deleting the first paragraph of Article IV in its entirety and inserting the following in lieu thereof such that the first paragraph of Article IV shall read in its entirety as follows:

The total number of shares of all classes of stock which the Corporation shall have the authority to issue is Ninety Million (90,000,000) shares, consisting of: Eighty-Five Million (85,000,000) shares of Common Stock, par value $0.01 per share (the “Common Stock”); and (ii) Five Million (5,000,000) shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”), which Preferred Stock shall have such designations, powers, preferences and rights as may be authorized by the Board of Directors from time to time. Effective at 12:01 a.m. Eastern Daylight Time, on October 4, 2024 (the “Effective Time”), each fifteen (15) shares of Common Stock issued and outstanding at such time shall, automatically and without any further action on the part of the Corporation or the holder thereof, be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, without effecting a change to the par value per share of Common Stock, subject to the treatment of fractional interests as described below (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain $0.01 per share. No fractional shares shall be issued in connection with the Reverse Stock Split, and, in lieu thereof, the Corporation shall pay each stockholder of record at the time of effectiveness of the Reverse Stock Split who otherwise would be entitled to receive fractional shares because they hold a number of pre-Reverse Stock Split shares not evenly divisible by the number of pre-Reverse Stock Split shares for which each post-Reverse Stock Split share is to be exchanged an amount in cash equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing sales price of our Common Stock as reported on The Nasdaq Capital Market on the date on which the Effective Time occurs. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an “Old Certificate”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above. The Reverse Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock and all references to such Common Stock in agreements, arrangements, documents and plans relating thereto or any option or right to purchase or acquire shares of Common Stock shall be deemed to be references to the Common Stock or options or rights to purchase or acquire shares of Common Stock, as the case may be, after giving effect to the Reverse Stock Split.

SECOND: The foregoing amendment was duly adopted and approved in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Certificate of Incorporation, as amended, to be executed and acknowledge by its duly appointed officer as of this 25th day of September, 2024.

STREAMLINE HEALTH SOLUTIONS, INC.

By: /s/ Bryant J. Reeves, III

Name: Bryant J. Reeves, III

Title: Chief Financial Officer